Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

LVB Acquisition, Inc.

56 East Bell Drive

Warsaw, Indiana 46582

February 18, 2015

NOTICE OF MERGER

To All Stockholders of LVB Acquisition, Inc.:

As we announced on April 24, 2014, LVB Acquisition, Inc. (“LVB”) and Zimmer Holdings, Inc. (“Zimmer”) entered into an Agreement and Plan of Merger, dated as of April 24, 2014 (as may be amended from time to time, the “Merger Agreement”), which provides for a merger in which LVB will become an indirect wholly owned subsidiary of Zimmer (the “Merger”). On October 3, 2014, action was taken by written consent of the stockholders of LVB to approve the Merger and to adopt and approve the Merger Agreement and the transactions contemplated thereby.

Merger Consideration

At the effective time of the Merger, each outstanding share of common stock, par value $0.01 per share, of LVB (the “Shares”) (other than any Shares as to which the holders of such Shares have properly complied with the provisions of Section 262 of the Delaware General Corporation Law as to appraisal rights and any Shares owned by Zimmer, Owl Merger Sub, Inc. (“Merger Sub”) or any subsidiary of Zimmer or Merger Sub, or held in the treasury of LVB or owned by LVB or any of its subsidiaries) will be cancelled and automatically converted into the right to receive consideration consisting of a combination of shares of common stock, par value $0.01 per share, of Zimmer (“Zimmer Common Stock”) and cash (such combination, the “Merger Consideration”). If the Merger is completed, the aggregate Merger Consideration to be received by holders of the Shares and holders of equity-based awards of LVB will consist of 32,704,677 shares of Zimmer Common Stock and $10.35 billion in cash (subject to adjustments pursuant to the terms of the Merger Agreement). The precise amount of the aggregate Merger Consideration and the resulting per Share Merger Consideration will not be known until on or about the effective time of the Merger.

Surrender of Certificates; Payment for Shares

LVB’s stock transfer books will be closed at the effective time of the Merger. U.S. Bank National Association (the “Exchange Agent”) is acting as the exchange agent for the purpose of receiving your stock certificates and distributing the Merger Consideration for certificates which evidence outstanding Shares.

In order to obtain payment of the Merger Consideration for your Shares, you must deliver your stock certificates representing your Shares, together with the enclosed letter of transmittal (the “Letter of Transmittal”), duly and properly completed and signed, and all other documents required by the Letter of Transmittal, in accordance with the instructions set forth in the Letter of Transmittal, to the

Exchange Agent at the address set forth on the first page of the Letter of Transmittal. Please carefully read the instructions contained in the Letter of Transmittal before properly completing, executing and dating it. Make sure you include your taxpayer identification number.

You are urged to promptly send for payment your certificates evidencing outstanding Shares (attached to the Letter of Transmittal) and all other documents required by the Letter of Transmittal to the Exchange Agent, in accordance with the instructions set forth in the Letter of Transmittal. In the event your certificates are in the possession of LVB, LVB will deliver your certificates to the Exchange Agent on your behalf.

You must surrender your certificates evidencing Shares in order to receive the Merger Consideration to which you are entitled under the Merger Agreement. The method of delivery of certificates representing Shares and all other required documents to the Exchange Agent is at the election and risk of each stockholder.

In the event you have lost the certificate or certificates representing your Shares, you should contact the Exchange Agent at escrowexchangepayments@usbank.com or 651-466-7150 regarding the procedures you must follow to obtain the Merger Consideration.

At the effective time of the Merger, certificates representing Shares will be cancelled and cease to have any rights, except the right to receive the Merger Consideration upon proper delivery of such certificates to the Exchange Agent in accordance with the instructions accompanying the Letter of Transmittal. The acceptance of the Merger Consideration with respect to the Shares owned by you will have the effect of waiving all dissenter’s rights under applicable Delaware law with respect to such Shares.

If you have any questions concerning the instructions for surrendering certificates representing Shares, please contact the Exchange Agent at escrowexchangepayments@usbank.com or 651-466-7150.

Additional Information and Where to Find It

Zimmer filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

Letter of Transmittal for Shares of Common Stock of LVB Acquisition, Inc.

Surrendered for Cash Consideration and Stock Consideration Pursuant to the Merger of

Owl Merger Sub, Inc. with and into LVB Acquisition, Inc.

The Exchange Agent for the Merger is: U.S. Bank National Association

DELIVERY INSTRUCTIONS

U. S. Bank National Association

Attn: Specialized Finance

111 Fillmore Avenue

St. Paul, MN 55107-1402

For information please email escrowexchangepayments@usbank.com or call 651-466-7150

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. IF CERTIFICATES ARE REGISTERED IN DIFFERENT NAMES, A SEPARATE LETTER OF TRANSMITTAL MUST BE SUBMITTED FOR EACH DIFFERENT REGISTERED HOLDER. SEE INSTRUCTION 4.

Ladies and Gentlemen:

In connection with the merger (the “Merger”) of Owl Merger Sub, Inc. (“Merger Sub”), an indirect wholly-owned subsidiary of Zimmer Holdings, Inc. (“Acquiror”), with and into LVB Acquisition, Inc. (the “Company”), with the Company surviving the Merger as an indirect wholly-owned subsidiary of Acquiror, pursuant to an Agreement and Plan of Merger, dated as of April 24, 2014, by and among Acquiror, Merger Sub and the Company (the “Merger Agreement”), the undersigned herewith surrenders the below described certificate(s) (the “Certificate(s)”), which prior to the Merger represent shares of common stock, par value $0.01 per share, of the Company (the “Shares”), to be exchanged for cash in an amount per Share equal to the Per Share Cash Consideration, without interest (and subject to applicable withholding contemplated by the Merger Agreement), and for common stock, par value $0.01 per share, of Acquiror (the “Acquiror Common Stock”) in an amount per Share equal to the Per Share Stock Consideration (with cash paid in lieu of fractional shares), all as set forth in the Merger Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement. The undersigned hereby instructs the Company to deliver the Certificate(s) in respect of the Shares held by the undersigned that are subject to this Letter of Transmittal to the Exchange Agent and understands that, in the event the Company delivers the Certificate(s) to the Exchange Agent, such Certificate(s) will be deemed to have been surrendered herewith by the undersigned. The acceptance of the Merger Consideration by the undersigned with respect to the Shares owned by the undersigned will have the effect of waiving all dissenter’s rights under applicable Delaware law with respect to such Shares.

The undersigned represents and warrants that the undersigned has full power and authority to surrender the Shares, free and clear of all liens, restrictions, charges, claims and encumbrances (other than Permitted Encumbrances that will be discharged at or prior to the Closing). The undersigned represents and warrants that the undersigned is the registered owner of the Shares or the Certificate(s) have been endorsed to the undersigned in blank. The undersigned will, upon request, execute and deliver any additional documents reasonably deemed appropriate or necessary by the Exchange Agent in connection with the surrender of the Shares.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. The surrender of Shares hereby is irrevocable but will not be effective until the Effective Time.

The undersigned understands that surrender is not made in acceptable form until the receipt by the Exchange Agent of this Letter of Transmittal duly completed and signed, and of the Certificate(s), together with all accompanying evidences of authority in form satisfactory to the Exchange Agent and Acquiror (which may delegate power in whole or in part to the Exchange Agent). All questions as to validity, form and eligibility of any surrender of Shares hereby will only be determined jointly by Acquiror and the Company and such joint determination shall be final and binding.

The undersigned understands that payment for surrendered Shares will be made promptly after the Effective Time upon the surrender of Certificate(s) representing the Shares in acceptable form.

Please issue the cash and stock consideration to which the undersigned is entitled in the name(s) set forth below and deliver such payment by the method set forth below, unless otherwise indicated.

PLEASE CAREFULLY READ THE ACCOMPANYING INSTRUCTIONS

DO NOT USE WHITEOUT OR CORRECTION TAPE – DO NOT CROSS OUT INCORRECT INFORMATION

CONTACT THE EXCHANGE AGENT FOR ADDITIONAL COPIES OF THE LETTER OF TRANSMITTAL

In order to receive the amount of cash and number of shares of Acquiror Common Stock to which you are entitled under the Merger Agreement, you must confirm the information in Box A by executing this Letter of Transmittal in Box E (including a signature guarantee if required by Instruction 3), complete the other sections of this Letter of Transmittal to the extent applicable, and complete an IRS Form W-9 or IRS Form W-8 as described in Instruction 11. If you do not agree with the information contained in Box A, then contact the Exchange Agent for an additional form of the Letter of Transmittal.

BOX A	DESCRIPTION OF SHARES SURRENDERED
Name(s) of Registered Holder(s) (Please fill in, exactly as name(s) appear(s) on Share Certificate(s))
Security Position(s) Surrendered (Attach additional signed list if necessary)
Type of Share(s) (e.g. Common, Preferred)	Share Certificate Number(s)	Check box if Lost/Misplaced (See Instruction 10)	Number of Shares Represented by Share Certificate(s)
☐
☐
☐
☐
☐
☐

STEP 1: CASH PAYMENT METHOD

If a brokerage account with Merrill Lynch, Pierce, Fenner & Smith Inc. (“Merrill Lynch”) has been established in your name for the purpose of receiving the Merger Consideration (a “Merrill Lynch Account”) and you wish to have the amount of cash to which you are entitled under the Merger Agreement delivered to your Merrill Lynch Account, you must check the box in Box B (labeled “Instructions to Deliver Cash Consideration to Merrill Lynch Account”) below.

If you do not have a Merrill Lynch Account or you do not check the box in Box B below, then a check in the amount of cash to which you are entitled under the Merger Agreement will be issued in the name of the registered holder appearing in Box A above to the address of such registered holder appearing in Box E below, unless you indicate a different name and/or address in Box C (labeled “Special Payment/Delivery Instructions”) below.

In the event that the “Special Payment/Delivery Instructions” in Box C below are completed, the undersigned hereby instructs the Exchange Agent to deliver and/or mail, or cause to be delivered and/or mailed, a check in the amount of cash to which you are entitled under the Merger Agreement in the name and/or to the address of the person or persons so indicated. You must not complete Box C if you check the box in Box B.

BOX B	INSTRUCTIONS TO DELIVER CASH CONSIDERATION TO MERRILL LYNCH ACCOUNT

☐ Check box ONLY if you (1) have a Merrill Lynch Account and (2) wish to have the amount of cash to which you are entitled under the Merger Agreement sent by wire transfer to Merrill Lynch, to be credited to your Merrill Lynch Account. By checking this box, you (a) authorize the Exchange Agent to share with and otherwise disclose to Merrill Lynch your personal information contained herein for the purposes set forth herein and you agree and acknowledge that the Exchange Agent may share such personal information with Merrill Lynch for the purposes set forth herein, (b) instruct the Exchange Agent to provide information to Merrill Lynch necessary to credit the proper amount of cash to your Merrill Lynch Account, and (c) acknowledge and agree that the Exchange Agent is not responsible for any actions or inactions of Merrill Lynch.

BOX C	SPECIAL PAYMENT/DELIVERY INSTRUCTIONS (See Instructions 3, 4, 5, 7 and 11)

Note: These Special Payment/Delivery Instructions do not apply if you wish to have the amount of cash to which you are entitled under the Merger Agreement credited to your Merrill Lynch Account and you have indicated the same by checking the box in Box B above.

☐ Check box and complete ONLY if you wish to have the check in the amount of cash to which you are entitled under the Merger Agreement in respect of the Shares held by you issued in a name OTHER than that of the registered holder.*

Payee Name

Address

City, State, Zip

Country

Tax Identification Number**

☐ Check box and complete ONLY if you wish to have the check in the amount of cash to which you are entitled under the Merger Agreement in respect of the Shares held by you to be mailed to someone OTHER than the registered holder, or to the registered holder at an address OTHER than that appearing in Box E.*

Name

Address

City, State, Zip

Country

*	Requires signature guarantee. See Instruction No. 3 to this Letter of Transmittal.
**	Provide Taxpayer Identification Number of Payee. See Instruction 11 to this Letter of Transmittal.

STEP 2: STOCK PAYMENT METHOD

If you have a Merrill Lynch Account and wish to have the number of shares of Acquiror Common Stock to which you are entitled to receive under the Merger Agreement in respect of the Shares held by you delivered to your Merrill Lynch Account, you must check the box in Box D (labeled “Instructions to Receive Stock Consideration to Merrill Lynch Account”) below. Shares of Acquiror Common Stock will be delivered electronically and credited to your Merrill Lynch Account using the Depository Trust Company’s DWAC (Deposit/Withdrawal at Custodian) System.

If you do not have a Merrill Lynch Account or you do not check the box in Box D below, then an account at American Stock Transfer & Trust Company, LLC (“AST”) will be established in the name of the registered holder appearing in Box A above, to which the number of shares of Acquiror Common Stock to which you are entitled under the Merger Agreement in respect of the Shares held by you will be credited in book-entry form, as more fully described under “Default AST Instructions” below.

BOX D	INSTRUCTIONS TO DELIVER STOCK CONSIDERATION TO MERRILL LYNCH ACCOUNT

☐ Check box ONLY if you (1) have a Merrill Lynch Account and (2) wish to have the number of shares of Acquiror Common Stock to which you are entitled pursuant to the Merger Agreement in respect of the Shares held by you delivered electronically and credited to your Merrill Lynch Account using the Depository Trust Company’s DWAC System. By checking this box, you (a) authorize the Exchange Agent to share with and otherwise disclose to Merrill Lynch your personal information contained herein for the purposes set forth herein and you agree and acknowledge that the Exchange Agent may share such personal information with Merrill Lynch for the purposes set forth herein, (b) instruct the Exchange Agent to provide information to Merrill Lynch necessary to credit the proper amount of cash to your Merrill Lynch Account, and (c) acknowledge and agree that the Exchange Agent is not responsible for any actions or inactions of Merrill Lynch.

DEFAULT STOCK DELIVERY INSTRUCTIONS

If you do not have a Merrill Lynch Account or you do not check the box in Box D above, then the number of shares of Acquiror Common Stock to which the undersigned is entitled under the Merger Agreement in respect of the Shares held by you in the name(s) set forth in Box A above will be delivered by credit to you (or your nominee) in book-entry form with AST, Acquiror’s stock transfer agent. AST will mail you (or your nominee) a book-entry advice confirming that shares of Acquiror Common Stock have been credited to your account, including the number of such shares credited to your account. Please keep such book-entry advice confirmation with your important documents as a record of your ownership.

You may request a physical certificate or transfer of your shares of Acquiror Common Stock to a financial institution that is a Depository Trust Co. participant by following instructions provided by AST. You may contact AST with any questions relating to your Acquiror Common Stock ownership as follows:

ONLINE ACCOUNT ACCESS.

You can quickly retrieve information on your account holdings and history, view and download frequently used forms and process many types of transactions, including address changes and signing up for direct deposit of dividends. There is also an extensive Q&A available to answer frequently asked questions. You will be able to access your Acquiror account online by following these steps:

Step 1: Go to AST’s website at http://www.amstock.com.

Step 2: Under the Shareholders / Account Access and General Information section, click Account Access.

Step 3: Complete a one-time registration process.

Step 4: Enter your account number (available in the book-entry advice sent to you from AST).

Step 5: Enter your Social Security Number or Tax Identification Number.

If you need assistance, click the Contact Us link and a live customer service representative can be reached via the Live Help button.

TELEPHONE.

Customer service representatives can be reached from 8 a.m. to 8 p.m. Eastern Time, Monday through Friday by calling (toll-free) 888-552-8493 or (toll) 718-921-8124. The telephone numbers for hearing impaired are (toll-free) 866-703-9077 or (toll) 718-921-8386.

E-MAIL.

zimmer@amstock.com

POSTAL MAIL.

To contact AST via postal mail, please write to:

Zimmer Holdings, Inc.

c/o American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

In order to receive the amount of cash and number of shares of Acquiror Common Stock to which you are entitled under the Merger Agreement in respect of the Shares held by you, you must execute this Letter of Transmittal in Box E (including a signature guarantee if required by Instruction 3) below.

BOX E	IMPORTANT - STOCKHOLDER SIGNATURE PAGE

Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. Signature below certifies that no language alterations have been made in any way to this form of Letter of Transmittal. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title. See Instruction 4. (For information concerning signature guarantees see Instruction 3.)

Dated

Sign Here X
(Signature(s) of Owner(s))

Name(s)
(Please Print)

Capacity
(See Instruction 4)

Address

Area Code & Telephone No.

Email Address
(Complete the Form W-9 attached hereto. See instruction 11.)

STOP – CAREFULLY REVIEW INSTRUCTION 3 ON THE NEXT PAGE PRIOR TO COMPLETING REMAINDER OF PAGE

SIGNATURE GUARANTEE

(This section should be completed by the individual applying the MSG Stamp)

(Apply Medallion Signature Guarantee Stamp Here)

INSTRUCTIONS

1. Delivery of Letter of Transmittal and Certificate(s). This Letter of Transmittal (fully completed and signed) must be used in connection with the delivery and surrender of the Certificate(s). A Letter of Transmittal and the Certificate(s) must be received by the Exchange Agent, in form satisfactory to the Exchange Agent and Acquiror, in order to make an effective surrender. Delivery of the Certificate(s) and other documents shall be effected, and the risk of loss and title to the Certificate(s) shall pass, only upon proper delivery of the Certificate(s) to the Exchange Agent. The method of delivery of the Certificate(s) and other documents is at the election and risk of the stockholder. If such delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Surrender may be made by mail, by hand or by overnight courier to U. S. Bank National Association, as Exchange Agent, at the address on the front of this Letter of Transmittal.

2. Terms of Conversion of the Shares. Each Share (as shown in Box A of this Letter of Transmittal) will be converted at the Effective Time into the right to receive cash, without interest, and subject to applicable withholding, and shares of Acquiror Common Stock (with cash paid in lieu of fractional shares) as set forth in the Merger Agreement.

3. Guarantee of Signature. The Certificate(s) need not be endorsed and stock powers and signature guarantees are unnecessary unless (a) the Certificate(s) is (are) registered in a name other than that of the person surrendering the Certificate(s) or (b) such registered holder completes the Special Payment/Delivery Instructions. In the case of (a) above, any such Certificate(s) must be duly endorsed or accompanied by a properly executed stock power with the signature on the endorsement or stock power and on the Letter of Transmittal guaranteed by a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”). In the case of (b) above, only the signature on the Letter of Transmittal should be similarly guaranteed.

4. Signatures on Letter of Transmittal and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the Shares surrendered hereby, the signature(s) must correspond with the name(s) as written on the face of the Certificate(s) without alteration, enlargement or any change whatsoever. If any of the Shares surrendered hereby are registered in different names on several Certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Certificates.

If any of the Shares surrendered hereby are held of record by two or more joint owners, all such owners must sign this Letter of Transmittal. If this Letter of Transmittal or any Certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to Acquiror of the authority of such person so to act must be submitted.

If this Letter of Transmittal is signed by the registered holder(s) of the Shares listed and surrendered hereby, no endorsements of Certificates or separate stock powers are required unless payment is to be issued in the name of a person other than the registered holder(s). Signatures on any such Certificates or stock powers must be guaranteed by an Eligible Institution.

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares evidenced by Certificates listed and surrendered hereby, the Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Certificates. Signature(s) on any such Certificates or stock powers must be guaranteed by an Eligible Institution.

5. Stock Transfer Taxes. Acquiror will bear liability for any state stock transfer taxes applicable to the delivery of checks in payment for surrendered Shares; provided, however, that if any such check is to be issued to any person(s) other than the registered holder(s) of the surrendered Shares, it shall be a condition of the issuance and delivery of such check that the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such person(s)) payable on account of the transfer (or transfers) of the surrendered Shares shall be delivered to the Exchange Agent or satisfactory evidence of the payment of such taxes or nonapplicability thereof shall be submitted to the Exchange Agent before such check will be issued.

6. Validity of Surrender, Irregularities. All questions as to validity, form and eligibility of any surrender of Shares hereby will only be determined jointly by Acquiror and the Company, and such determination shall be final and binding. Acquiror and the Company reserve the right to jointly waive any irregularities or defects in the surrender of any Shares, and their joint interpretations of the terms and conditions of the Merger Agreement and of this Letter of Transmittal (including these instructions) with respect to such irregularities or defects shall be final and binding. A surrender will not be deemed to have been made until all irregularities have been cured or waived.

7. Special Payment and Delivery Instructions. Indicate the name and address to which payment of cash consideration for the Shares is to be sent if different from the name and/or address of the person(s) signing this Letter of Transmittal.

8. Requests for Information or Additional Copies. Information and additional copies of this Letter of Transmittal and of the Notice of Merger may be obtained from the Exchange Agent by writing to the address on the front of this Letter of Transmittal.

9. Inadequate Space. If the space provided on this Letter of Transmittal is inadequate, the Share certificate numbers and number of Shares should be listed on a separate signed schedule affixed hereto.

10. Letter of Transmittal Required; Surrender of Certificate(s); Lost Certificate(s). Your Certificate(s) may be in the possession of the Company. Please do not indicate that your Certificate(s) is (are) lost/misplaced unless you have confirmed the same with the Company. You will not receive any cash or shares of Acquiror Common Stock for your Shares unless and until you deliver this Letter of Transmittal duly completed and signed to the Exchange Agent and the Certificate(s) representing such Shares is (are) delivered to the Exchange Agent by you or, if such Certificate(s) is (are) in the possession of the Company, the Company. If the Certificate(s) has (have) been lost or destroyed, such fact should be indicated on the face of this Letter of Transmittal. In such event, the Exchange Agent will forward additional documentation and instructions necessary to be completed in order to effectively surrender the Shares represented by such lost or destroyed Certificate(s) (including instructions relating to payment by holder of such lost or destroyed Certificate of an indemnity/surety bond fee in an amount equal to 2.25% of the cash value of the Shares represented by such Certificate with a minimum of $150.00). No interest will be paid on amounts due for the Shares.

11. Form W-9. Each stockholder surrendering Shares for payment is required to provide the Exchange Agent with a correct Taxpayer Identification Number (“TIN”) and certain other information on an appropriate Form W-9, or an appropriate IRS Form W-8.